                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No.: __)



                             Prelude Ventures, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   740456 20 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Michael S. Krome, P.C.
                                  8 Teak Court
                           Lake Grove, New York 11755
                                 (631) 737-8381
           (Name Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 29, 2003
             (Date of Event which Requires Filing of this Statement)


If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)

                                  SCHEDULE 13D

CUSIP No.:        740456 20 7
-------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S.     or IRS IDENTIFICATION NO. of ABOVE PERSON 11-3494183
-------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP       (a)  [X]
                                                              (b)  [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [   ]
         PURSUANT TO ITEMS 2(d) or 2(e)
         Not Applicable
-------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
-------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
Number of                  4,200,000
Shares            -------------------------------------------------------------------------------------------------
Beneficially      8        SHARED VOTING POWER
Owned by                   250,000
Each                       ----------------------------------------------------------------------------------------
Reporting Person  9        SOLE DISPOSITIVE POWER
With                       4,200,000
                           ----------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           250,000
-------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,450,000
-------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29%
-------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------------------------------------------

Item 1. SECURITY AND ISSUER

         The class of securities to which this statement relates in the common stock, $0.001 par value (the "Common Stock") of Prelude Ventures, Inc., located at 240-18 Gostick Place, North Vancouver, BC, Canada V7M 3G3


ITEM 2. IDENTITY AND BACKGROUND

         (a) - (c)
Name                       Principal Occupation      Employer   Address
---------------------------------------------------------------------
Michael S. Krome, Esq.     Attorney                  Self       8 Teak Court
                                                                Lake Grove, NY  11755
                  (d)      None
                  (e)      None
                  (f)      United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Shares were acquired pursuant to Escrow Agreement between Next Millennium Management Ltd. ("Agent for Sellers"), having an office at 522-625 Howe Street, Vancouver, BC, V6J 5L1, Gregory S. Yanke Law Corporation ("Sellers' Counsel"), having its office at 200-675 West Hastings Street, Vancouver, BC V6B 1N2 and Michael S. Krome, Esq., Escrow Agent.


ITEM 4. PURPOSE OF TRANSACTION

Shares were purchased in anticipation of a future transaction, either through a stock exchange with an operating company, purchase of assets or combination of such transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 4,200,00 shares of Common Stock of the Issuer, representing approximately 28.3% of the Issuer's common stock (based upon 14,982,700 shares of common stock outstanding at September 30, 2003).

         (b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the 4,200,000 shares beneficially owned by the Reporting Person.

         (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

         (d) Certain Rights of Other Persons.  Not Applicable

         (e) Date Ceased to be a 5% Owner. Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Attached is the Escrow Agreement related to the shares of common stock.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 13, 2003

                                             /s/ Michael S. Krome
                                             ----------------------------------
                                             Michael S. Krome, Esq.
                                             Escrow Agent

                       STOCK PURCHASE AND ESCROW AGREEMENT


         STOCK PURCHASE and ESCROW AGREEMENT dated as of June 20, 2003, among New Century Capital Consultants, Inc., ("Agent for Buyers'"), doing business at 1 Great Neck Road, Great Neck, New York 11201, Next Millennium Management Ltd. ("Agent for Sellers"), having an office at 522 -625 Howe Street, Vancouver, BC, V6J 5L1, Gregory S. Yanke Law Corporation ("Sellers' Counsel"), having its office at 200 - 675 West Hastings Street, Vancouver, BC V6B 1N2 and Michael S. Krome, P.C., as escrow agent, having his office for the practice of law at 8 Teak Court, Lake Grove, New York ("Escrow Agent").

         WHEREAS, a New Century Capital Consultants, Inc. (the "Agent for Buyers'") is desirous of purchasing 14,832,700 of the shares of common stock (the "Stock") of Prelude Ventures, Inc. ("PLUD") for an aggregate purchase price of $520,000 (the "Purchase Price");

         WHEREAS, the Agent For Sellers has the authority to act on behalf of the owners of the Stock, which owners desire to sell the stock to Agent for Buyers';

         WHEREAS, Sellers' Counsel has possession of the Stock and upon the receipt of the Purchase Price has irrevocable instructions to transfer the Stock to the Escrow Agent; and

         WHEREAS, in conjunction with sale and purchase of the Stock, all parties desire the Escrow Agent to handle the transaction on behalf of the Agent for Buyers'.

         NOW, THEREFORE, for good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties do hereby agree as follows:

         1. Purchase. Agent for Buyers' agrees to purchase the Stock for the Purchase Price.

         2. Transfer. Agent for Buyers' shall effect the payment of the Purchase Price by way of a series of market transactions whereby Sellers' Counsel, through a trust brokerage account, shall sell to Agent for Buyers' shares of common stock of PLUD comprising a portion of the Stock. Immediately upon receipt of the entire Purchase Price, Sellers' Counsel shall transfer all remaining Stock in certificate form, duly endorsed, or by Depository Trust Company transfer to the Escrow Agent in accordance with the instructions provided in Exhibit "A" hereto.

         3. Additional Shares. Agent for Sellers will use its best efforts to locate and forward to Escrow Agent an additional 100,000 shares of PLUD that were previously forwarded to a promoter in San Diego. If the shares cannot be returned, then Seller will use its best efforts to arrange for a lock-up agreement with the holder of the additional shares.

         4. Failure to Transfer Shares. Upon the completion of the Purchase Price, if the Sellers' Counsel fails to transfer the remaining Stock to the Escrow Agent, the Agent for Buyers' shall have the right to rescind the Purchase Price, and to seek punitive damages from the shareholders that the Agent for Sellers represents.

         5. Appointment of Escrow Agent.

         a. Appointment. The Escrow Agent shall act as the escrow agent as set forth herein, and as such shall receive, acknowledge receipt, retain, release and deliver the Stock on the terms, and subject to the conditions, set forth herein.

         b.       Rights, Duties and Immunities.

                  (i) The duties and obligations of the Escrow Agent shall be determined solely by the express provisions of this Agreement. The Escrow Agent shall not be liable except for the performance of such duties and obligations as are specifically set out in this Agreement and the Escrow Agent shall not be deemed to have any knowledge of, or responsibility for, the terms of any other agreement, instrument or document.

                  (ii) The Escrow Agent shall not be responsible in any manner whatsoever for any failure or inability of any party hereto, or of any one else, to deliver documents to the Escrow Agent or otherwise to honor any of the provisions of this Agreement or otherwise.

                  (iii) The Agent for Buyers' and Seller will indemnify the Escrow Agent for, and defend and hold it harmless against, any loss, liability or expense (including but not limited to attorneys' fees and disbursements) arising out of or in connection with, its acceptance of or the performance of its duties and obligations under or the interpretation of this Agreement; provided, however, that this Section 3(c) shall not apply to losses, liabilities and expenses caused by the bad faith, willful misconduct or gross negligence of the Escrow Agent.

                  (iv) The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except its own bad faith, willful misconduct or gross negligence.

         c. Release of Escrow. The Escrow Agent shall hold, release and deliver the Stock as directed by the Agent for Buyers'.

         e. Fees and Costs of the Escrow Agent. All fees and reimbursement of any reasonable expenses to the Escrow Agent shall be the responsibility of the Agent for Buyers'.

6. Governing Law and Construction. This Agreement, the rights of the parties in, under and to this Agreement and any dispute or action relating to this Agreement (whether in contract, tort or otherwise) will be governed by, construed and enforced in accordance with the laws of New York applicable to the agreements made and performed entirely in that State. Any legal actions, suits or proceeding arising out of this Agreement (whether arising in contract, tort or otherwise) other than any claim, action, dispute or controversy subject to arbitration under Section 7 hereof, will be brought exclusively in a federal or state court located in the State of New York having jurisdiction of those courts with respect to any legal actions, suits or proceeding (whether arising in contract, tort or otherwise) arising out of this Agreement. In the event of any legal action, suit or proceeding, the parties waive their right to a jury trail.

7. Notices. All notices, demands, requests, consents, approvals, reports or other communications required or permitted to be given pursuant to this Agreement shall be in writing and delivered to the addresses indicated above.

8. Headings. The headings of the sections of this Agreement are inserted as a matter of convenience and for reference purposes only, are of no binding effect, and in no respect define, limit or describe the scope of this Agreement or the instant of any section.

9. Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each were upon the same instrument.

10. Entire Agreement. This Agreement represents the entire understanding and agreement between the parties with respect to the subject matter hereof, supersedes all prior negotiations between the parties, and can be amended, modified, supplemented, extended, terminated, discharged or changed only by an agreement in writing which makes specific reference to this Agreement and which is signed by all parties.

11. Severability. Any provision of this Agreement that may be determined by a court of competent jurisdiction to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. It is expressly understood, however, that the parties intend each and every provision of this Agreement to be valid and enforceable and hereby knowingly waive all rights to object to any provision of this Agreement.



        [Rest of page Intentionally left blank - Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Escrow Agreement to be executed as of the date first above written.

                                Michael S. Krome, P.C.
                                As Escrow Agent

                                By:______________________________
                                   Michael S. Krome


                                Agent for Buyers': New Century Capital
                                                   Consultants, Inc.

                                By: _______________________________
                                    Name:
                                    Title: President


                                Agent for Seller:  Next Millenium
                                                   Management Ltd.

                                By: __________________________________
                                    Name: Keith Balderson
                                    Title: President

                                Sellers' Counsel: Gregory S. Yanke
                                                  Law Corporation

                                By: __________________________________
                                    Name: Greg Yanke
                                    Title: President